Exhibit 4.1
March 11, 2009

Mario J. Gabelli GGCP, Inc. GAMCO Investors, Inc. Gabelli Funds, LLC GAMCO Asset Management Inc. Teton Advisors, Inc.	Gabelli Securities, Inc. Gabelli & Company, Inc. MJG Associates, Inc. Gabelli Foundation, Inc. LICT Corporation

One Corporate Center Rye, New York 10580-1435 Attention: Mario J. Gabelli

Re: Pennichuck Corporation
Gentlemen:
Reference is made to the Rights Agreement dated April 20, 2000 between Pennichuck Corporation, a New Hampshire corporation (“Pennichuck”) and American Stock Transfer and Trust Company, as rights agent, as amended (the “Rights Plan”). Capitalized terms used herein but not otherwise defined herein shall have the respective meanings ascribed to them in the Rights Plan. Pennichuck hereby represents and warrants that it has amended the Rights Plan effective as of March 2, 2009 (the “Amendment”), which Amendment grants the Board of Directors of Pennichuck the right, in its sole discretion, to exempt any shareholder from the definition of “Acquiring Person” under the Rights Plan, subject to terms and conditions acceptable to the Board of Directors of Pennichuck. For the avoidance of doubt, the Amendment shall not, in and of itself, constitute an exemption for any shareholder from said definition. Pennichuck agrees that it will not take the position that the Rights Plan has been triggered on or before the execution of this letter agreement.
Pursuant to the first paragraph of Section 1, the definition of “Acquiring Person,” and Section 27, Supplements and Amendments, contained in the Rights Plan as amended, in consideration for the representations and agreements of the Institutional Shareholders set forth herein, and subject in all respects to the “Conditions” (as hereinafter defined), immediately as of the Effective Date hereof (as defined herein), Pennichuck hereby exempts the addressees listed above including without limitation any of their current and/or future Affiliates and Associates (each, an “Institutional Shareholder” and collectively the “Institutional Shareholder Group”) from the definition of “Acquiring Person” contained in the Rights Plan, which exemption is expressly subject to all of the terms and conditions specified in this letter agreement.

For the avoidance of doubt, said exemption will not apply to any Institutional Shareholder to the extent any such shareholder ceases to be part of a group (as defined in the Exchange Act) with GAMCO Investors, Inc. (“GAMCO”) and/or GGCP, Inc. with respect to the ownership of outstanding shares of common stock of Pennichuck (“Common Stock”). Pennichuck hereby agrees that it will not otherwise amend the Rights Plan in any manner with respect to the exemption granted to each Institutional Shareholder and the Institutional Shareholder Group herein without the prior written consent of GAMCO; provided that this provision shall not apply at any time after the collective Beneficial Ownership of the Institutional Shareholder Group falls below 5% of the outstanding shares of Common Stock.
This exemption is subject to the following conditions (“Conditions”):
1.	The Institutional Shareholder Group may not collectively become a Beneficial Owner of 20% or more of the outstanding shares of Common Stock, except if such change in Beneficial Ownership results solely from a decrease in the aggregate number of shares of Common Stock outstanding due to a purchase and/or acquisition of shares by Pennichuck; provided however, that if such share purchase or acquisition of shares by Pennichuck causes an Institutional Shareholder and/or the Institutional Shareholder Group to become the Beneficial Owner (as defined in the Rights Plan) of an additional 1% or more of the outstanding Common Stock of Pennichuck, then such Institutional Shareholder and/or Institutional Shareholder Group shall be deemed to be an “Acquiring Person” under the Rights Plan.
2.	Each Institutional Shareholder must (a) meet the eligibility requirements of Rule 13d-1(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to passive beneficial ownership of shares of Pennichuck’s Common Stock or (b) meet the eligibility requirements of Rule13d-1(c)(1) under the Exchange Act with respect to passive Beneficial Ownership of shares of Pennichuck’s Common Stock, and that it otherwise has no intent, individually or as part of a group or in concert with others, to seek control of Pennichuck. If any Institutional Shareholder no longer meets requirements (a) or (b) above, the Rights Plan will not be triggered if such Institutional Shareholder, and collectively the Institutional Shareholder Group, become(s) the Beneficial Ownership of less than 15% of the Common Stock outstanding within two months from the date such Institutional Shareholder has actual knowledge that it no longer meets requirements (a) or (b) above.
3.	As of the Effective Date hereof, GAMCO, together with the Institutional Shareholder Group, hereby withdraws its shareholder proposal and supporting statement set forth in its letter dated August 15, 2008 to include a resolution in Pennichuck’s proxy statement for the 2009 Annual Meeting of Shareholders requesting that the Board of Directors of Pennichuck redeem the preferred rights issued pursuant to the Rights Plan, as amended.
4.	As of the Effective Date hereof, GAMCO, together with the Institutional Shareholder Group, hereby withdraws its Notice of Intent dated November 24, 2008 to nominate three individuals for election as Directors of Pennichuck at Pennichuck’s 2009 Annual Meeting of Shareholders.
5.	From the Effective Date hereof, except as otherwise specified in this letter agreement, and through the completion of the 2009 Pennichuck Annual Meeting of Shareholders, neither GAMCO nor any of the Institutional Shareholders, nor any of their Affiliates, will, directly or indirectly, (i) solicit proxies or consents for the voting of any voting or other securities of Pennichuck or otherwise become a “participant,” directly or indirectly, in any “solicitation” of “proxies” or consents to vote, or become a “participant” in any “election contest” involving Pennichuck or Pennichuck’s securities (all terms used herein and defined in Regulation 14A under the Exchange Act, having the meanings assigned to them therein), (ii) seek to advise or influence any person with respect to the voting of any securities of Pennichuck, (iii) initiate, propose or otherwise “solicit” Pennichuck shareholders for the approval of shareholder proposals and/or the nomination and/or election of directors, (iv) otherwise communicate with Pennichuck’s shareholders or others pursuant to Rule 14a-1(l)(2)(iv) under the Exchange Act, (v) otherwise engage in any course of conduct with the purpose of causing shareholders of Pennichuck to vote contrary to the recommendation of the Board on any matter presented to Pennichuck’s shareholders for their vote or challenging the policies of Pennichuck or (vi) otherwise act, directly or indirectly, alone or in concert with others, to seek to control or influence the management, the Board, or the policies or affairs of Pennichuck. Each of the Institutional Shareholders further agrees that at Pennichuck’s 2009 Annual Meeting of Shareholders or at any adjournment or postponement thereof (the “2009 Annual Meeting”), such Institutional Shareholder shall (1) appear at each such meeting, in person or by proxy, and thereby cause all of the shares of Pennichuck common stock that the Institutional Shareholder is entitled to vote at such meeting to be counted as present thereat for purposes of calculating a quorum; and (2) vote (or cause to be voted) all of the shares of Pennichuck common stock that the Institutional Shareholder is entitled to vote at such meeting in favor of the election as directors of those persons nominated by the Pennichuck Board of Directors. For purposes of this letter agreement, “Affiliate” means, with respect to any person, any other person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first person and any employees, officers and partners of GAMCO and/or any of the Institutional Shareholders. Each GAMCO Nominee (as defined below) shall not be deemed an Affiliate for purposes of this letter agreement, and nothing in this letter agreement restricts the ability of any GAMCO Nominee, as either a nominee or director, to take any and all actions necessary or desirable, including those specified in this Condition 5. Nothing in this Condition 5 restricts the ability of GAMCO, any Institutional Shareholder, or their Affiliates to continue filing amendments to its Schedule 13D or to make other accurate filings required by law with respect to any matter covered by this letter agreement.
6.	Regarding Pennichuck’s 2009 Annual Meeting of Shareholders, as soon as practicable after the Effective Date (as defined below) of this letter agreement, GAMCO hereby also agrees to amend its Schedule 13D filing(s), and those of the Institutional Shareholder Group (if required), with respect to Conditions 3 and 4 as set forth herein.
This letter agreement is subject to the following conditions (“Conditions”) with respect to Pennichuck:
7.	Pennichuck represents and warrants that, as of the Effective Date of this letter agreement, Pennichuck’s Board of Directors has adopted a resolution increasing the size of the Board to 11 directors in accordance with Article IX of Pennichuck’s Restated Articles of Incorporation and Article III, Section 1 of its By-Laws; provided, however, that this resolution by its terms shall not be effective until Pennichuck’s 2009 Annual Meeting of Shareholders on May 6, 2009. Furthermore, as of the Effective Date of this letter agreement, Pennichuck’s Board of Directors has adopted a resolution nominating Clarence A. Davis and Michael I. German to the Board of Directors, which resolution by its terms is effective only upon the Effective Date. Pennichuck shall use its best efforts to cause Mr. Davis and Mr. German to be elected to the Board of Directors of Pennichuck at the 2009 Annual Meeting by causing Mr. Davis and Mr. German to be named in the proxy statement, the proxy and the ballot for the 2009 Annual Meeting as part of the Pennichuck Board of Directors proposed slate of nominees for election at the 2009 Annual Meeting; the Pennichuck Board of Directors shall recommend in its proxy and the ballot that the shareholders vote to elect Messrs. Davis and German at the 2009 Annual Meeting, each for a three-year term commencing from the close of the 2009 Annual Meeting; and subject to its fiduciary duties, Pennichuck shall not, and shall use all commercially reasonable efforts to cause its directors, officers and agents not to, make any statement inconsistent with such recommendation.
8.	If, prior to the 2012 Annual Meeting of Shareholders of Pennichuck either Mr. Davis or Mr. German is unable or unwilling to serve as a director, then GAMCO or any Institutional Shareholder may nominate one or more candidates for election as a replacement director, subject to the approval of Pennichuck’s Board of Directors, whose approval shall not be unreasonably withheld, in accordance with the Board’s published Corporate Governance and Nominating policies and procedures; provided that this Condition shall not apply at any time after the collective Beneficial Ownership of the Institutional Shareholder Group has fallen below 5% of the outstanding shares of Common Stock.
9.	Pennichuck agrees that each of Mr. Davis and Mr. German (or any replacement thereof) (each, a “GAMCO Nominee”), upon election or appointment to the Board, will serve as an integral member of the Board and will be governed by the same protections and obligations regarding confidentiality, conflicts of interest, fiduciary duties, trading and disclosure policies, and other governance guidelines, and will have the same rights and benefits, including with respect to insurance coverage, indemnification and contribution rights, exculpation, advancement of expenses, and compensation and fees, access to personnel and information as are applicable to all independent directors of Pennichuck. So long as any GAMCO Nominee is a member(s) of the Board, the Corporate Governance and Nominating Committee in good faith will recommend each GAMCO Nominee to serve on any committee or committees of the Board which it determines to be appropriate taking into account each of their specific backgrounds.
10.	To the extent practicable, both Pennichuck and the Institutional Shareholder Group shall provide at least two (2) days’ notice to the other party prior to issuing any press release or other written public announcement with respect to this letter agreement or any GAMCO Nominee; provided, however, that Pennichuck or any Institutional Shareholder may issue any such press release or make such written public statements and/or filings as Pennichuck and/or such Institutional Shareholder determines in its sole discretion, upon the advice of counsel, is required by law or the rules or regulations of Nasdaq or other regulatory authority.
Each Institutional Shareholder hereby agrees to comply with Conditions 1-6, and Pennichuck hereby agrees to comply with Conditions 7-10, as specified above in this letter agreement. If Pennichuck believes that the Institutional Shareholder Group or any Institutional Shareholder fails to satisfy one or more of the Conditions, Pennichuck shall give the Institutional Shareholder Group or such Institutional Shareholder a written notice describing in reasonable detail the nature of such failure to satisfy. Thereafter, the Institutional Shareholder Group or such Institutional Shareholder shall have the right to plead its case in writing to Pennichuck’s Board of Directors within 15 calendar days from its receipt of the first written notice from Pennichuck, and the Institutional Shareholder Group or such Institutional Shareholder shall be deemed not to have failed to satisfy such Condition until Pennichuck’s Board of Directors thereafter determines in good faith, with the advice of outside legal counsel, that such a failure exists and provides written notice to the Institutional Shareholder Group or such Institutional Shareholder thereof in writing (the “second written notice”). The exemption of each of the Institutional Shareholders and of the Institutional Shareholder Group, taken together, from the definition of “Acquiring Person” in the Rights Plan shall terminate and be of no further effect without any further action by Pennichuck at 5:00 p.m., Eastern Time on the fifteenth (15th) Business Day following the date of the second written notice, or such later time and date as Pennichuck’s Board of Directors may establish.
Each of the parties hereto represents and warrants to the other party that:
(i) such party has all requisite authority and power to execute and deliver this letter agreement and to consummate the transactions contemplated hereby,
(ii) the execution and delivery of this letter agreement as of the Effective Date hereof and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Pennichuck, GAMCO and each Institutional Shareholder, and by all other required action on the part of such party and no other proceedings on the part of such party are necessary to authorize the execution and delivery of this letter agreement or to consummate the transactions contemplated hereby,
(iii) the letter agreement has been duly and validly executed and delivered by such party and constitutes the valid and binding obligation of such party enforceable against such party in accordance with their respective terms, and
(iv) this letter agreement will not result in a violation of any terms or provisions of any agreements to which such person is a party or by which such party may otherwise be bound or of any law, rule, license, regulation, judgment, order or decree governing or affecting such party.
The parties hereto acknowledge, warrant and represent that they have carefully read this letter agreement, understand it, have consulted with and received the advice of counsel regarding this letter agreement, agree with its terms, and freely, voluntarily and knowingly execute it.
This letter agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and the respective successors, personal representatives and assigns of the parties hereto.
This letter agreement contains the entire agreement between the parties with respect to the subject matter hereof and thereof and supersedes all prior and contemplated arrangements and understandings with respect thereto.
All notices and other communications required or permitted hereunder shall be effective upon receipt and shall be in writing and may be delivered in person, by telecopy, electronic mail, express delivery service or U.S. mail, in which event it may be mailed by first-class, certified or registered, postage prepaid, addressed to the party to be notified at the respective addresses set forth below, or at such other addresses which may hereinafter be designated in writing:
If to Pennichuck:
Pennichuck Corporation
25 Manchester Street, PO Box 1947
Merrimack, NH 03054
Attention: President & CEO

with a copy to:
Pennichuck Corporation
25 Manchester Street, PO Box 1947
Merrimack, NH 03054
Attention: General Counsel & Corporate Secretary
If to GAMCO and/or the Institutional Shareholder Group:
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
Attention: President
with a copy to:
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
Attention: Director of Regulatory Affairs
This letter agreement shall be deemed to be a contract made under the laws of the State of New Hampshire and for all purposes shall be governed by and construed in accordance with the laws or such state applicable to contracts to be made and performed entirely within such state, without giving effect to the principles of conflict of laws thereof.
Whenever possible, each provision of this letter agreement shall be interpreted in such manner as to be effective and valid, but if any provision of this letter agreement is held to be invalid or unenforceable in any respect, such invalidity or unenforceability shall not render invalid or unenforceable any other provision of this letter agreement.
It is hereby agreed and acknowledged that it will be impossible to measure in money the damages that would be suffered if the parties fail to comply with any of the obligations herein imposed on them and that in the event of any such failure, an aggrieved person will be irreparably damaged and will not have an adequate remedy at law. Any such person, therefore, shall be entitled to injunctive relief, including specific performance, to enforce such obligations, without the posting of any bond or other security, and, if any action should be brought in equity to enforce any of the provisions of this letter agreement, none of the parties hereto shall raise the defense that there is an adequate remedy at law.
Each party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as any other party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this letter agreement and the consummation of the transactions contemplated hereby.
This letter agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This letter agreement shall continue in full force and effect until it is terminated by mutual written agreement of the parties signed by Pennichuck, GAMCO and the Institutional Shareholder Group; provided, however, that either GAMCO / the Institutional Shareholder Group or

Pennichuck may terminate this letter agreement (i) without cause at any time after the collective Beneficial Ownership of the Institutional Shareholder Group falls below 5% of the outstanding shares of Common Stock; (ii) immediately for cause in the event the other party has breached the terms of one of its respective Conditions set forth above and/or any of its other material obligations set forth in this letter agreement, if said breach is not remedied within 15 days following the breaching party’s receipt of written notice of such breach from the other party; or (iii) immediately for cause by Pennichuck if the procedures set forth in the paragraph after Condition 10 have been complied with, and the time periods so provided have passed and the exemption granted to any Institutional Shareholder and collectively to the Institutional Shareholder Group have been terminated. Upon termination of this letter agreement for any reason, all provisions of this letter agreement shall become null and void and have no further force and effect; provided however that Conditions 9 and 10 and the immediately preceding paragraph of this letter agreement shall survive any such termination.
The effective date of this letter agreement (“Effective Date”) shall be the signature date of the last party to sign this letter agreement but in no event earlier than March 11, 2009.
[Signature Page Follows]

Sincerely, PENNICHUCK CORPORATION
By:	/s/ Duane C. Montopoli
Duane C. Montopoli, President & CEO

Date: March 18, 2009
Agreed and acknowledged:

GGCP, INC MARIO J. GABELLI MJG ASSOCIATES, INC. GABELLI FOUNDATION, INC. LICT CORPORATION		GAMCO ASSET MANAGEMENT INC. GAMCO INVESTORS, INC. GABELLI SECURITIES, INC. GABELLI FUNDS, LLC
By:	/s/ Douglas R. Jamieson	By:	/s/ Douglas R. Jamieson
	Douglas R. Jamieson Attorney-in-Fact		Douglas R. Jamieson President & Chief Operating Officer GAMCO Investors, Inc.
Date: March 17, 2009			President — GAMCO Asset Management Inc. President — Gabelli Securities, Inc. President & Chief Operating Officer & Sole Member Gabelli Funds, LLC
Date: March 17, 2009
TETON ADVISORS, INC. GABELLI & COMPANY, INC.
By:	/s/ Bruce N. Alpert
Bruce N. Alpert President — Teton Advisors, Inc. Vice President — Gabelli & Company, Inc.
Date: March 17, 2009